Mail Stop 6010

March 26, 2007

Glenn A. Little
President
Diasense, Inc.
211 West Wall Street
Midland, Texas 79701

>   **Re: Diasense, Inc.**
>   **Revised Preliminary Information Statement**
>   **Filed March 16, 2007**
>   **File No. 0-26504**

Dear Mr. Little:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please reconcile your references to Nevada law with the references on the facing page of your periodic reports that you are incorporated in Pennsylvania.

Reasons for the Reverse Stock Split of our Common Stock, page 3

2.   We note your response to prior comment 3. With a view toward disclosure, please:

- Provide us objective support for your statement that $0.05 for fractional shares is "a figure commonly used in similar transactions."

- Tell us how it is consistent with the Board's obligations to its shareholders to pay shareholders an amount that "has no particular significance."
- When the Board considered the amount to pay its shareholders for their fractional shares, please tell us how it analyzed your statement that "it is generally expected that a reverse split will result in a proportionate increase in the market price of the split shares…"

3. We reissue comment 4 which sought disclosure in your filing. When you provide that disclosure, please clarify how each of the factors led you to conclude that a 1 for 12,500 ratio was most appropriate. From your expanded disclosure, shareholders should be able to understand both (1) why you no longer believe that the previously approved 1 for 100,000 ratio is appropriate and (2) how your analysis excluded any other ratio.

4. We note your response to prior comment 5. With a view toward disclosure, please demonstrate to us how the reverse split will not affect the number of shares available for issuance.

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have questions.

Sincerely,

Russell Mancuso
Branch Chief